July 7, 2006


 Sasha Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Following are our responses to the comments in your letter of July 5, 2006.


 Form 10-KSB for the year ended September 30, 2005


 Critical Accounting Estimate, page 10
 -------------------------------------

 1.  Following are our responses:

        * Per a phone conversation with Mary Mast, we will restate 2003 by increasing bad debt expense by $180,000 and restate 2004 by decreasing bad debt expense by $180,000 related to the software problem. The MD&A Summary Results of Operations will be restated accordingly for 2003 and 2004. The Statement of Operations will be restated for 2004 along with the statements of Cash Flow and Changes in Stockholders Equity. The Balance Sheet will not change.

        * A footnote will be added to the table which will list the detail for the "other" category. Since we are restating 2003 for the $180,000 discussed above, the beginning allowance balance at October 1, 2003 will increase by $180,000 and the bad debt category for 2004 will decrease by $180,000 to $1,743,000.

        * As discussed above, the restatement to 2003 and 2004 in the amount of $180,000 will be disclosed in Note 15.

        * We will disclose in a footnote any material items in the other category for 2005.


 Note 1. Organization and Summary of Significant Accounting Policies, Page 21
         --------------------------------------------------------------------
         Allowance for Discount and Uncollectible, Page 21
         -------------------------------------------------

 2.  The disclosures have been revised accordingly.


 Note 15. Restatement of Previously Issued Financial Statements
 --------------------------------------------------------------

 3. The receivable from affiliated clinics will be shown gross in current assets and the payable to affiliated doctors as a current liability.

 4.  We have clarified that we are restating.


 Exhibits 31 and 32
 ------------------

 5.  They will be currently dated in the amended filing.

 6.  The wording has been revised.

 7.  Item 8A has been added to the amended filing.

 At your request, our auditors have reviewed this letter and the amended Form 10-KSB for the year ended September 30, 2005 as of July 6, 2006. We hereby represent that they concur with this amended filing and our responses to your comments.


 A marked copy of the latest Amended 10-KSB filing is being sent by email. I will telephone this morning.


 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO